SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 13, 2008

Commission File Number 1-15200

StatoilHydro ASA

(Translation of registrant’s name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82-      N/A

This Report on Form 6-K contains a report of the first quarter 2008 results of StatoilHydro ASA, entitled "Solid production, good results"

Solid production, good results
    E&P NORWAY
    INTERNATIONAL E&P
    NATURAL GAS
    MANUFACTURING & MARKETING
    LIQUIDITY AND CAPITAL RESOURCES
    USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
    FORWARD LOOKING STATEMENTS

Financial Statements - IFRS
    CONSOLIDATED STATEMENTS OF INCOME
    CONSOLIDATED BALANCE SHEETS
    CONSOLIDATED STATEMENS OF RECOGNISED INCOME AND EXPENSE
    CONSOLIDATED STATEMENTS OF CASH FLOWS
        1. ORGANISATION AND PRESENTATION
        2. EQUITY
        3. SEGMENTS
        4. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT
        5. PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS
        6. BUSINESS DEVELOPMENTS

GROUP BALANCE SHEET

SIGNATURES

Solid production, good results

StatoilHydro's first quarter 2008, operating and financial review

StatoilHydro's first quarter 2008 result was influenced by high oil and gas prices. Net income in the first quarter of 2008 amounted to NOK 16.0 billion, compared to NOK 9.9 billion in the first quarter of 2007.

The increase in net income from the first quarter of 2007 to the first quarter of 2008 was mainly due to a 42% increase in realised oil prices measured in NOK. In addition, the increase in net income is explained by higher natural gas prices, lower write-down of inventories, gains from sales of assets and currency gains. The increase was partly offset by increased exploration expenses.

"We deliver a good first quarter result characterised by solid production in a market with high oil and gas prices", says Helge Lund, StatoilHydro's chief executive.

"Several new fields have been added to the StatoilHydro upstream production portfolio since the turn of the year, for example Volve and Gulltopp on the Norwegian Continental Shelf (NCS) and the deepwater Gunashli field in Azerbaijan."

"We continue to build long term growth through an extensive exploration programme and active business development. We have signed an agreement to take over the Peregrino project in Brazil. This has strengthened our position in an exciting upstream region", says Lund.

"Our exploration activity has yielded encouraging results. So far in 2008 we have confirmed 15 new discoveries, 12 in Norway and three internationally", says Lund.

"I am content with our employees' ability to deliver results as one fully integrated organisation", Lund adds.

Return on average capital employed after tax (ROACE) [1] for the 12 months ended 31 March 2008 was 22.5%, compared to 23.8% for the 12 months ended 31 March 2007. The decrease was due to higher average capital employed, partly offset by higher net income. ROACE is defined as a non-GAAP financial measure. [2]

In the first quarter of 2008, earnings per share were NOK 5.01, compared to NOK 3.05 in the first quarter of 2007.

Net operating income in the first quarter of 2008 was NOK 51.4 billion, compared to NOK 34.5 billion in the first quarter of 2007. The increase was mainly due to higher oil and gas prices, lower write-downs of inventories to cost, gains from sales of assets and a slightly lower tax rate. The increase in net operating income was partly offset by higher realised cost of goods sold and higher exploration expenses.

Consolidated statements of income-IFRS	First quarter			Full year
(in NOK million)	2008	2007	Change	2,007

Revenues and other income
Revenues	157,696	118,981	33%	521,665
Net income (loss) from equity accounted investments	(167)	290	(158%)	609
Other income	1,647	88	1772%	523

Total revenues and other income	159,176	119,359	33%	522,797

Operating expenses
Cost of goods sold	77,617	58,443	33%	260,396
Operating expenses	13,381	13,106	2%	60,318
Selling, general and administrative expenses	2,965	2,253	32%	14,174
Depreciation, amortisation and impairment	9,547	9,134	5%	39,372
Exploration expenses	4,226	1,963	115%	11,333

Total operating expenses	107,736	84,899	27%	385,593

Net operating income	51,440	34,460	49%	137,204

Net financial items	3,898	1,187	228%	9,607

Income tax	(39,298)	(25,715)	53%	(102,170)

Net income	16,040	9,932	61%	44,641

Net operating income for the segments (in NOK million)	First quarter			Full year
	2008	2007	Change	2007

E&P Norway	42,238	31,021	36%	123,150
International E&P	4,251	3,112	37%	12,161
Natural Gas	1,936	695	179%	1,562
Manufacturing & Marketing	959	1,378	(30%)	3,776
Other	782	(545)	243%	(2,260)
Eliminations of internal unrealised profit on inventories	1,274	(1,201)	n/a	(1,185)

Net operating income	51,440	34,460	49%	137,204

Financial data	First quarter			Full year
	2008	2007	Change	2007

Weighted average number of ordinary shares outstanding	3,186,561,366	3,202,092,130		3,195,866,843
Earnings per share	5.01	3.05	64%	13.80
ROACE (last 12 months)	22.5%	23.8%		17.7%
Cash flows provided by operating activities (billion)	26.9	39.0	(31%)	93.9
Gross investments (billion)	14.6	16.9	(14%)	75.0
Net debt to capital employed ratio	1.1%	21.5%		12.4%

Operational data	First quarter			Full year
	2008	2007	Change	2007

Average oil price, incl. condensate and NGL (USD/bbl)	93.5	56.2	66%	70.5
USDNOK average daily exchange rate	5.32	6.23	(15%)	5.86
Average oil price, incl. condensate and NGL (NOK/bbl) [3]	497	351	42%	413
Gas prices (NOK/scm)	2.06	1.77	16%	1.69
Refining margin, FCC (USD/boe) [4]	5.6	5.4	4%	7.0
Total entitlement oil production, incl. condensate and NGL (mboe per day)[5]	1,099	1,100	(0%)	1,070
Total entitlement gas production (mboe per day)	790	710	11%	654
Total entitlement production (mboe per day) [6]	1,889	1,811	4%	1,724
Total equity oil, incl. condensate and NGL and gas production (mboe per day)	2,048	1,889	8%	1,839
Total oil, incl condensate and NGL liftings (mboe per day)	1,046	1,180	(11%)	1,081
Total gas liftings (mboe per day)	790	710	11%	654
Total liftings (mboe per day) [7]	1,836	1,890	(3%)	1,735
Production cost entitlement volumes (NOK/boe, last 12 months) [8]	45.1	30.6	48%	44.1
Equity production cost excluding restructuring and gas injection cost (NOK/boe, last 12 months) [9]	31.6	26.4	20%	31.2

Total oil and gas liftings in the first quarter of 2008 were 1,836 mboe per day, compared to 1,890 mboe per day in the first quarter of 2007. There was an underlift in the first quarter of 2008 of 40 mboe per day [5] compared to an overlift in the first quarter of 2007 of 79 mboe per day.

Total oil and gas entitlement production in the first quarter of 2008 was 1,889 mboe per day, compared to 1,811 mboe per day in the first quarter of 2007. Average equity [10] production was 2,048 mboe per day in the first quarter of 2008 compared to 1,889 mboe per day in the first quarter of 2007.

Exploration expenditure was NOK 3.9 billion in the first quarter of 2008, compared to NOK 2.7 billion in the first quarter of 2007. The increase was mainly due to higher drilling activity and increased expenditures on seismic. Exploration expenditure reflects the period's exploration activities.

Exploration expenses for the period consist of exploration expenditure adjusted for the period's change in capitalised exploration expenditure. Exploration expenses increased from NOK 2.0 billion in the first quarter of 2007 to NOK 4.2 billion in the first quarter of 2008, mainly due to increased exploration activity and increased expense of previously capitalised exploration expenditures.

Exploration	First quarter			Full year
(in NOK million)	2008	2007	Change	2007
Exploration expenditure (activity)	3,891	2,688	45%	14,241
Expensed, previously capitalised exploration expenditure	2,195	355	518%	1,660
Capitalised share of current period's exploration activity	(1,860)	(1,080)	(72%)	(4,569)

Exploration expenses	4,226	1,963	115%	11,333

In the first quarter of 2008, a total of 21 exploration and appraisal wells and one exploration extension well were completed, six on the NCS and 15 internationally. Seven exploration and appraisal wells and the exploration extension well were confirmed discoveries.

In the first quarter of 2007, a total of 19 exploration and appraisal wells were completed, seven on the NCS and 12 internationally. Nine exploration and appraisal wells were confirmed discoveries in the first quarter of 2007.

Drilling of 19 exploration and appraisal wells and two exploration extension wells was ongoing at the end of first quarter 2008. Nine wells have been completed after 31 March 2008 with seven discoveries and two dry wells.

Production cost per boe was NOK 45.1 for the 12 months ended 31 March 2008, compared to NOK 30.6 for the 12 months ended 31 March 2007. [8] Based on equity volumes, [10] the production cost per boe was NOK 41.9 and NOK 29.3, respectively, for the two periods.

Normalised at a USDNOK exchange rate of 6.00, the production cost for the 12 months ended 31 March 2008 was NOK 45.5 per boe, compared to NOK 30.3 per boe for the 12 months ended 31 March 2007. [9] Normalised production cost is defined as a non-GAAP financial measure. [2]

The production cost per boe, both actual and normalised, has increased significantly, mainly due to restructuring costs, start-up of new fields, increased maintenance cost and general industry cost pressure.

Adjusted for restructuring costs and other costs arising from the merger recorded in the fourth quarter of 2007 and gas injection costs, the production cost per boe of equity production for the 12 months ended 31 March 2008 was NOK 31.6. The comparable figure for 2007 is NOK 26.4.

Net financial items amounted to an income of NOK 3.9 billion in the first quarter of 2008, compared to an income of NOK 1.2 billion in the first quarter of 2007.

The increase was mainly due to currency gains related to external funding and liquidity and currency risk management. The gains were caused by weakening US dollar versus NOK and amounted to NOK 3.7 billion. The increase was partly offset by currency losses of NOK 2.5 billion on internal US dollar loans provided by a Euro functional currency subsidiary company, due to a weakening US dollar versus Euro.

Exchange rates	31.03.2008	31.12.2007	31.03.2007	31.12.2006

USDNOK	5.09	5.41	6.10	6.26

Income taxes were NOK 39.3 billion in the first quarter of 2008, equivalent to a tax rate of 71.0%, compared to NOK 25.7 billion in the first quarter of 2007, equivalent to a tax rate of 72.1%.  The decrease in tax rate was mainly related to relatively higher income from outside the NCS, which is subject to lower taxation than the average tax rate.

Health, safety and the environment (HSE)
The total recordable injury frequency increased from 5.1 in the first quarter of 2007 to 5.7 in the first quarter of 2008. In the same period the serious incident frequency increased from 2.1 to 2.5.

The increase in serious incidents was mainly caused by increase in falling objects on our operating plants and robberies at petrol gas stations. There were no fatalities in the first quarter of 2008.

Accidental oil spills in the first quarter of 2008 decreased compared to first quarter of 2007.  The 12 month average number of oil spills is stable.

	First quarter		Year
HSE	2008	2007	2007
Total recordable injury frequency	5.7	5.1	5.0
Serious incident frequency	2.5	2.1	2.1
Accidental oil spills (number)	71	84	387
Accidental oil spills (volume, scm)	10.07	35.28	4,989.44

Important events in the quarter:

  The Kizomba C development in block 15 off the Angolan coast started production from the Mondo field on 1 January.
  On 9 January, we entered into an agreement for the sale of the wholly-owned subsidiary IS Partner A/S, an information systems services provider, to EDB Business Partner ASA.
  On 18 January, the plan for development and operation (PDO) of Yttergryta was submitted, only six months after the discovery was made.
  StatoilHydro was the high bidder on 16 leases, of which 14 were joint bids with ENI Petroleum, in the Chukchi Sea Lease Sale 193 in Alaska announced on 6 February. StatoilHydro will be the operator of all 16 leases.
  On 11 February, StatoilHydro was offered interests in 12 production licences in the Awards of Predefined Areas 2007 (APA 2007) on the NCS. The company will be the operator of nine of the licences.
  The StatoilHydro operated Volve field in the North Sea came on stream on 12 February. StatoilHydro has a 59.6% interest in the field.
  StatoilHydro submitted a PDO for Morvin to the Ministry of Petroleum and Energy on 15 February.
  On 21 February, Gazprom, Total and StatoilHydro signed a Shareholder Agreement for the creation of Shtokman Development AG for phase one of the Shtokman field.
  The first cargo of gas from the NCS arrived in the strategically important markets in the USA on 21 February and in Japan on 22 March.
  StatoilHydro and Anadarko signed an agreement whereby StatoilHydro will take over the remaining 50% in the Brazilian Peregrino project. Subject to regulatory approval, this will give StatoilHydro a 100% working interest and operatorship of the development.
  StatoilHydro was the high bidder on 16 leases in the central area lease sale in the US Gulf of Mexico (GoM) announced on 19 March.
  The Snøhvit plant was shut down in the period from 19 March to 12 April and was shut down again on 8 May for scheduled maintenance.

Subsequent important events:

  Mr. Svein Rennemo assumed his position as Chairman of the Board of Directors on 1 April.
  Gulltopp, the most complex well in StatoilHydro's history was successfully completed on 8 April. The well is a record 9.910 metres long.
  Production from Gamma Main Statfjord on the Oseberg field in the North Sea commenced on 12 April, only 18 months after the oil deposit was proved.
  The Azerbaijan International Operating Company (AIOC) announced on 23 April the start-up of oil production from the Deep Water Gunashli (DWG) platform complex.
  StatoilHydro's PDO of the Morvin field was approved on 25 April.
  The oil is now flowing from template number three on the Vigdis East structure in the North Sea, adding 16 million barrels of oil to the Vigdis production.
  On 29 April, the Norwegian State instituted legal proceedings against StatoilHydro claiming compensation related to the construction of new facilities at the Kårstø terminal in connection with the Åsgard development in the period 1997-2000. StatoilHydro rejects the State's claims.

Oslo, 12 May 2008
Board of Directors

E&P NORWAY

IFRS income statement	First quarter			Full year
(in NOK million)	2008	2007	Change	2007

Total revenues and other income	54,411	42,938	27%	179,244

Operating, general and administrative expenses	5,776	5,603	3%	29,426
Depreciation, amortisation and impairment	5,806	5,491	6%	23,030
Exploration expenses	591	823	(28%)	3,638

Total expenses	12,173	11,917	2%	56,094

Net operating income	42,238	31,021	36%	123,150

Operational data:
Oil price, incl. condensate and NGL (USD/bbl)	93.3	57.0	64%	70.9
Oil price, incl. condensate and NGL (NOK/bbl)	496.2	355.3	40%	415.2
Transfer price natural gas (NOK/scm)	1.55	1.38	12%	1.39

Liftings:
Oil, incl. condensate and NGL (mboe per day)	817	923	(11%)	831
Natural gas (mboe per day)	724	636	14%	599
Total liftings (mboe per day)	1,542	1,559	(1%)	1,430

Production:
Entitlement oil, incl. condensate and NGL (mboe per day)	845	858	(1%)	818
Entitlement natural gas (mboe per day)	724	636	14%	599
Total entitlement production (mboe per day)	1,569	1,493	5%	1,417

Net operating income for E&P Norway in the first quarter of 2008 was NOK 42.2 billion, compared to NOK 31.0 billion in the first quarter of 2007. The increase was mainly due to a 40% increase in the segment oil price measured in NOK, which contributed NOK 10.5 billion, and an increase in the transfer price of natural gas by 12%, which contributed with NOK 1.8 billion. In addition, an increase in the lifting of natural gas contributed NOK 1.9 billion. Other income increased by NOK 0.4 billion, mainly due to a change in fair value of derivatives. Exploration expenses decreased by NOK 0.2 billion, mainly due to higher capitalisation of expenditures. The increase was partly offset by a decrease of NOK 3.1 billion due to lower lifting of oil, an increase in operating expenses of NOK 0.2 billion, mainly due to higher activity, and an increase in depreciation by NOK 0.3 billion, mainly due to higher depreciation of oil and gas plants.

Average daily lifting of oil decreased from 923 thousand barrels (mbbl) per day in the first quarter of 2007 to 817 mbbl per day in the first quarter of 2008.

Average daily production of oil decreased from 858 mbbl per day in the first quarter of 2007 to 845 mbbl per day in the first quarter of 2008.

The decrease in oil production was mainly related to decline on the Grane, Oseberg and Visund fields. The decrease was partly offset by increased production due to build-up to plateau on the Kristin field, and the opening of Tampen Link, which resulted in increased production from the Statfjord field.

Average daily gas production increased from 636 mboe per day in the first quarter of 2007 to 724 mboe per day in the first quarter of 2008. The increase was mainly due to start-up of the Ormen Lange field in the third quarter of 2007, and limitations of production from Kvitebjørn in the first quarter of 2007 to enable safe drilling conditions.

Exploration expenditures (including capitalised exploration expenditure) were NOK 1.8 billion in the first quarter of 2008, compared to NOK 1.2 billion in the first quarter of 2007.

Exploration expenses were NOK 0.6 billion in the first quarter of 2008, compared to NOK 0.8 billion in the first quarter of 2007.

In the first quarter of 2008, six exploration and appraisal wells and one exploration extension well were completed on the NCS, of which four exploration and appraisal wells and the exploration extension well were discoveries. Gas was discovered in Marulk and Gamma, oil and gas was discovered in Obesum in the Barents Sea and oil was discovered in the M-structure near the Grane field and in the exploration extension C-Øst.

In the first quarter of 2007 seven exploration and appraisal wells were completed, of which four exploration and appraisal wells were discoveries.

Drilling of nine exploration and appraisal wells and two exploration extension wells was ongoing at the end of the first quarter of 2008. Seven exploration and appraisal wells and both exploration extensions have been completed since 31 March 2008. Gas was discovered in Natalia and Afrodite in the North Sea and in Alve/Tilje in the Norwegian Sea, while oil was discovered in Draupne, Hazel Theta Cook (platform), Delta S2 and in the Gimle exploration extension, all in the North Sea. The exploration well (Yoda) and the exploration extension well (PL072B-PI) were both dry.

While the offshore part of the Snøhvit project has been a success, the onshore part of this LNG project has experienced some operational challenges. We have since start-up been able to operate the plant at around 60% of the design capacity while operating. There are still uncertainties related to the timing of regular and stable operations.

Gulltopp, the most complicated well in StatoilHydro's history was successfully completed on 8 April and hydrocarbons were flowing up through the well, which is 9,910 metres long.

Production from Gamma Main Statfjord on the Oseberg field in the North Sea commenced on 12 April, only 18 months after the oil deposit was proved.

INTERNATIONAL E&P

IFRS income statement	First quarter			Full year
(in NOK million)	2008	2007	Change	2007

Total revenues and other income	12,663	9,212	37%	41,601

Operating, general and administrative expenses	2,094	2,376	(12%)	10,642
Depreciation, amortisation and impairment	2,683	2,584	4%	11,103
Exploration expenses	3,635	1,140	219%	7,695

Total expenses	8,412	6,100	38%	29,440

Net operating income	4,251	3,112	37%	12,161

Operational data:
Oil price, incl. condensate and NGL (USD/bbl)	93.7	53.1	77%	69.1
Oil price, incl. condensate and NGL (NOK/bbl)	498.3	330.9	51%	404.8

Liftings:
Oil, incl. condensate and NGL (mboe per day)	229	257	(11%)	250
Natural gas (mboe per day)	66	75	(12%)	55
Total liftings (mboe per day)	295	331	(11%)	305

Production:
Entitlement oil, incl. condensate and NGL (mboe per day)[6]	254	243	5%	252
Entitlement natural gas (mboe per day)	66	75	(12%)	55
Total entitlement production (mboe per day)	320	317	1%	307
Total equity oil, incl. condensate and NGL and gas production (mboe per day)	479	396	21%	422

Net operating income for International E&P in the first quarter of 2008 was NOK 4.3 billion, compared to NOK 3.1 billion in the first quarter of 2007. The increase was mainly due to a 51% increase in realised oil prices measured in NOK which contributed NOK 3.5 billion, an increase in gas prices which contributed NOK 0.3 billion, and a net gain of NOK 0.8 billion from sales of assets. The increase was partly offset by a decrease of NOK 0.9 billion related to lower lifting of oil and gas and an increase of NOK 2.5 billion in exploration expenses.

Average daily lifting of oil and gas decreased from 331 mboe per day in the first quarter of 2007 to 295 mboe per day in the first quarter of 2008.

Average daily entitlement production of oil and gas was 320 mboe per day in the first quarter 2008, compared to 317 mboe per day in the first quarter of 2007, giving an average negative PSA effect on entitlement production of 159 mboe per day in the first quarter of 2008, compared to 79 mboe in the first quarter of 2007. [10]

Average daily equity production of oil increased from 325 mbbl per day in the first quarter of 2007 to 379 mbbl per day in the first quarter of 2008. The increase in oil production was mainly related to start-up of the Angola fields Rosa and Marimba in 2007 and Mondo in 2008, in addition to higher production from In Amenas in Algeria and Shah Deniz in Azerbaijan, which had ramp-up of production in the first quarter of 2007. The increase was partly offset by decreased production from Girassol/Jasmin and turnaround and migration effects from Petrocedeño in Venezuela.

Average daily equity gas production increased from 71 mboe per day in the first quarter of 2007 to 100 mboe per day in the first quarter of 2008. The increase was mainly related to the commencement of gas production from Shah Deniz in Azerbaijan, which initially came on stream late in 2006, and start-up of new gas fields in the US Gulf of Mexico (GoM) in the third and fourth quarters of 2007 (Q, Spiderman, San Jacinto). The increase was partly offset by divestment of the GoM shelf fields with effect from year end 2007.

Exploration expenditure (including capitalised exploration expenditure) was NOK 2.1 billion in the first quarter of 2008, compared to NOK 1.6 billion in the first quarter of 2007. The increase in exploration expenditure was due to higher drilling activity, including delineation drilling on the Leismer oil sands project in Canada.

Exploration expenses were NOK 3.6 billion in the first quarter of 2008, compared to NOK 1.1 billion in the corresponding period of 2007. The increase was related to higher drilling activity and an impairment loss of NOK 2.1 billion related to acquired unproved properties in the GoM.

In the first quarter of 2008, 15 exploration and appraisal wells were completed internationally, of which three wells to date have been communicated as discoveries. A gas discovery was made in the Hassi Mouina TMS 1 well in Algeria, an oil discovery was made in the Big Foot sidetrack well in the GoM and an oil discovery was made in the Sangos-1 well in Block 15/06 in Angola.

In the first quarter of 2007, 12 wells were completed internationally, of which five were discoveries.

Drilling in 10 additional wells was ongoing at the end of the first quarter of 2008.

The Kizomba C development in block 15 off the Angolan coast started production from the Mondo field on 1 January 2008.

StatoilHydro was the high bidder on 16 leases, of which 14 were joint bids with ENI Petroleum, in the Chukchi Sea Lease Sale 193 in Alaska announced on 6 February. StatoilHydro will be the operator of all 16 leases. Formal approval by the Minerals Management Service (MMS) is expected in the second quarter of 2008.

On 15 February, the company Shtokman Development AG (SDAG) was incorporated in Zug, Switzerland. The company will be the operator of Shtokman phase one, responsible for planning, development and operation of the field. An interim shareholder agreement was signed on 21 February. Gazprom holds a 51% stake in Shtokman Development AG while Total holds 25% and StatoilHydro 24%.

On 4 March, StatoilHydro announced the acquisition of the remaining 50% of the equity in the Peregrino field offshore Brazil from Anadarko. StatoilHydro will become the operator of the development. The Peregrino field is located in the Campos Basin offshore Brazil. Expected reserves in this heavy oil field are estimated at approximately 500 million barrels, excluding identified upsides. The field is expected to come on stream in 2010. Anadarko's interest in the US GoM Kaskida discovery was not acquired as part of this transaction due to the exercise by Anadarko's partners in that field of their pre-emption rights.

On 19 March, it was announced that StatoilHydro was the high bidder on 16 leases in the central area lease sale in the US GoM. Lease Sale 206 is part of the current schedule of Minerals Management Service (MMS). StatoilHydro's winning bids are subject to review and final approval by the MMS, which can take up to 90 days.

On 26 March, operator StatoilHydro and partner Sonatrach announced the completion of drilling and testing of exploration well number four in the Hassi Mouina license, in the Sahara desert in Algeria. Further exploration drilling is needed in order to confirm the full potential in the license.

On 22 April, the operator BP announced that production from the third phase of the ACG development in Azerbaijan (named Deep Water Gunashli (DWG)) has started. DWG is expected to produce approximately 320,000 barrels per day at plateau levels, bringing the total production for the ACG field to over 1 million barrels per day. StatoilHydro has an 8.56% share in the field.

NATURAL GAS

IFRS income statement	First quarter			Full year
(in NOK million)	2008	2007	Change	2007

Total revenues and other income	26,722	18,031	48%	73,434

Cost of goods sold	20,917	13,904	50%	56,650
Operating, selling and administrative expenses	3,395	2,959	15%	13,377
Depreciation, amortisation and impairment	474	473	0%	1,845

Total expenses	24,786	17,336	43%	71,872

Net operating income	1,936	695	179%	1,562

Operational data:
Natural gas sales StatoilHydro entitlement (bcm)	10.9	9.2	18%	35.6
Natural gas sales (third-party volumes) (bcm)	2.8	1.2	139%	6.4
Natural gas sales (bcm)	13.7	10.4	32%	42.0
Natural gas price (NOK/scm)	2.06	1.77	16%	1.69
Transfer price natural gas (NOK/scm)	1.55	1.38	12%	1.39
Regularity at delivery point	100%	100%	0%	100%

Net operating income in the first quarter of 2008 was NOK 1.9 billion, compared to NOK 0.7 billion in the first quarter of 2007. A 16% increase in the European piped gas price contributed NOK 3.4 billion to the increase, while higher prices of other natural gas deliveries contributed NOK 0.3 billion. In addition, higher sales volumes increased income by NOK 3.8 billion, while NOK 1.5 billion was due to positive changes in fair value of derivatives. The main offsetting factors were higher cost of goods sold, reducing income with NOK 7.0 billion and increased operating, selling and administrative expenses, which reduced income with NOK 0.4 billion.

Natural gas sales for the first quarter of 2008 were 13.7 billion standard cubic metres (bcm), compared to 10.4 bcm in the first quarter of 2007, an increase of 32%. Of the total gas sales in the first quarter of 2008, 10.9 bcm was equity gas and 0.4 bcm was SDFI's share of US piped gas. The sale of natural gas from the In Salah field is reported by International E&P.

The average realised price for European piped gas in the first quarter of 2008 was NOK 2.06 per scm (6.85 USD/mmbtu)(US Dollar/million British thermal units), compared to NOK 1.77 per scm (6.89 USD/mmbtu) in the first quarter of 2007, an increase of 16%.

The cost of goods sold for the first quarter of 2008 increased by NOK 7.0 billion compared to the first quarter of 2007, due to higher purchase prices and higher volumes sold. The transfer price for gas from E&P Norway to Natural Gas was NOK 1.55 per scm in the first quarter of 2008, an increase of 12% compared to the first quarter of 2007 price of NOK 1.38 per scm. An adjusted transfer price formula between E&P Norway and Natural Gas was implemented in the first quarter of 2008 to better reflect changes in the markets for competing energies.

First shipment of Norwegian gas to USA. The LNG carrier Arctic Discoverer docked at Cove Point terminal 21 February with the first cargo of Snøhvit-produced LNG. This is the first supply of gas from the NCS to the American market.

MANUFACTURING & MARKETING

IFRS income statement	First quarter			Full year
(in NOK million)	2008	2007	Change	2007

Total revenues and other income	126,358	97,811	29%	428,043

Cost of goods sold	120,199	91,361	32%	401,804
Operating, selling and administrative expenses	4,749	4,615	3%	19,630
Depreciation, amortisation and impairment	451	457	(1%)	2,833

Total expenses	125,399	96,433	30%	424,267

Net operating income	959	1,378	(30%)	3,776

Operational data:
FCC margin (USD/bbl)	5.6	5.4	4%	7.0
Contract price methanol (EUR/tonne)	490	420	17%	317

Net operating income for Manufacturing & Marketing in the first quarter of 2008 was NOK 1.0 billion, compared to NOK 1.4 billion in the first quarter of 2007. The difference was mainly due to lower trading result, reduced refining margins and negative currency effects offset by deferred gain on inventories.

Net operating income for Oil sales, trading and supply in the first quarter of 2008 was NOK 0.2 billion, compared to NOK zero billion in the first quarter of 2007. The difference was mainly due to positive changes in deferred gain on inventories, negative currency effects on inventories due to weakening USD versus NOK and lower trading results.

Net operating income for Manufacturing was NOK 0.5 billion in the first quarter of 2008, compared to NOK 1.0 billion in the first quarter of 2007. The decrease was mainly due to reduced refining margins in NOK, planned increase in operational costs to improve robustness at our plants and increased prices on our feedstock.

Net operating income for Energy and Retail was NOK 0.3 billion in the first quarter of 2008, compared to NOK 0.4 billion in the first quarter of 2007. The decrease was mainly due to a net gain of NOK 0.1 billion in 2007 related to the final settlement of our retail business sale in Ireland.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows provided by operating activities were NOK 26.9 billion in the first quarter of 2008, compared to NOK 39.0 billion in the first quarter of 2007. The decrease was mainly due to changes in working capital of NOK 33.2 billion, of which NOK 20 billion was due to an increase in financial investments, and an increase in taxes paid of NOK 1.2 billion. The decrease was partly offset by an increase in cash flows from underlying operations of NOK 22.3 billion.

Cash flows used in investing activities were NOK 11.2 billion in the first quarter of 2008, compared to NOK 18.7 billion in the first quarter of 2007.

Gross investments, defined as additions to property, plant and equipment (including intangible assets and long-term share investments) and capitalised exploration expenditure, were NOK 14.6 billion in the first quarter of 2008, compared to NOK 16.9 billion in the first quarter of 2007.

Gross investments	First quarter			Full year
(in NOK billion)	2008	2007	change	2007

- E&P Norway	7.6	6.3	21%	31.1
- International E&P	5.0	9.0	(45%)	36.2
- Natural Gas	0.4	0.5	(16%)	2.1
- Manufacturing & Marketing	1.4	0.8	81%	4.8
- Other	0.1	0.2	(45%)	0.8

Total gross investment	14.6	16.9	(14%)	75.0

The difference between cash flows used in investing activities and gross investments in the first quarter of 2008 was mainly related to effects of changes in long-term loans granted and other long-term items and proceeds from sales of assets.

Reconciliation of cash flow to gross investments	First quarter		Full year
(in NOK billion)	2008	2007	2007

Cash flows to investments	11.2	18.7	75.1
Proceeds from sales of assets	3.0	0.1	1.1
Other changes in long-term loans granted and liabilities joint-venture	0.4	(1.9)	(1.2)

Gross investments	14.6	16.9	75.0

Cash flows used in financing activities in the first quarter of 2008 amounted to NOK 1.0 billion, compared to NOK 11.1 billion in the first quarter of 2007. The decrease was mainly related to a NOK 10.3 billion increase in the demerger balance with Norsk Hydro in the first quarter of 2007. The balance was settled 1 October 2007. The decrease was partly offset by an increase in repayment of long-term borrowings in the first quarter of 2008. Repayment of long-term debt at 31 March 2008 was NOK 2.0 billion compared to NOK 0.7 billion at 31 March 2007.

Gross financial liabilities were NOK 48.0 billion at the end of the first quarter of 2008, compared to NOK 53.0 billion at the end of the first quarter of 2007. The decrease was mainly related to a decrease of non-current financial liabilities of NOK 9.3 billion due to repayment and weakening of the USD in relation to the NOK. The decrease was partly offset by an increase in current financial liabilities of NOK 4.2 billion.

Net non-current financial liabilities [11] were NOK 2.1 billion at 31 March 2008, compared to NOK 48.6 billion at 31 March 2007. The decrease was mainly related to an increase in cash, cash equivalents and current financial investments of NOK 38.6 billion, in combination with a decrease of gross interest-bearing debt of NOK 5.0 billion, due to the weakening of the USD in relation to the NOK.

Net debt to capital employed ratio was 1.1% as of 31 March 2008, compared to 21.5% as of 31 March 2007. The decrease was mainly related to an increase in cash, cash equivalents and current financial investments.

In the calculation of net interest-bearing debt, StatoilHydro makes certain adjustments, which make net interest-bearing debt and the net debt to capital employed ratio non-GAAP financial measures. For an explanation and calculation of the ratio, see report section Use and reconciliation of non-GAAP financial measures.

Cash, cash equivalents and current financial investments were NOK 66.7 billion at 31 March 2008, compared to NOK 28.0 billion at 31 March 2007. The increase was mainly due to a higher average oil price in combination with lower investments in 2008 compared to 2007. The increase was offset by weakening of the USD in relation to the NOK. The average oil price increased from USD 56.2 per barrel in the first quarter of 2007 to USD 93.5 per barrel in the first quarter of 2008. Cash and cash equivalents were NOK 32.9 billion at 31 March 2008, compared to NOK 16.7 billion at 31 March 2007. Current financial investments, which is part of our cash management, were NOK 33.7 billion at 31 March 2008, compared to NOK 11.4 billion at 31 March 2007.

Current items (total current assets less current liabilities) increased by NOK 7.6 billion from positive current items of NOK 11.5 billion at 31 March 2007 to positive current items of NOK 19.1 billion at 31 March 2008. The change was mainly due to an increase in current assets such as current financial investments of NOK 22.4 billion, cash and cash equivalents of NOK 16.3 billion, derivative financial instruments of NOK 8.9 billion, accounts receivables of NOK 10.1 billion and joint venture receivables of NOK 2.1 billion. These factors were partly offset by settlement of the merger balance with Norsk Hydro of NOK 29.0 billion and an increase in current liabilities such as taxes payable of NOK 11.3 billion, current financial liabilities of NOK 4.2 billion and accounts payable related parties of NOK 3.5 billion.

USE AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Non-GAAP financial measures are defined as numerical measures that either exclude or include amounts that are not excluded or included in the comparable measures calculated and presented in accordance with GAAP (i.e. IFRS).

For more information on our use of non-GAAP financial measures, see report section - Financial performance - Use and reconciliation of Non-GAAP measures in StatoilHydro's 2007 Annual Report on Form 20-F.

The following financial measures may be considered non-GAAP financial measures:

  Return on average capital employed after tax (ROACE)
  Normalised production cost
  Net debt to capital employed ratio

We use ROACE to measure the return on capital employed regardless of whether the financing is through equity or debt. This measure is considered to provide useful information, both for the company and investors, regarding performance for the period under evaluation. We make regular use of this measure to evaluate our operations. Our use of ROACE should not be viewed as an alternative to net operating income, or to net income, which are the measures calculated in accordance with generally accepted accounting principles or ratios based on these figures.

Calculation of numerator and denominator used in ROACE calculation	Twelve months ended
(in NOK million, except percentages)	31 March 2008	31 March 2007	31 December 2007

Net income for the last 12 months	50,749	49,009	44,641
After-tax net financial items for the last 12 months	(8,635)	(5,223)	(7,157)

Net income adjusted for financial items after tax (A1)	42,114	43,786	37,484

Adjustment for restructuring costs and other costs arising from the merger	4,212	0	4,212

Net income adjusted for restructuring costs and other costs arising from the merger (A2)	46,326	43,786	41,696

Calculated average capital employed:
Average capital employed before adjustments (B1)	187,200	183,667	211,806
Average capital employed (B2)	209,121	202,274	208,857

Calculated ROACE:
Calculated ROACE based on average capital employed before adjustments (A1/B1)	22.5%	23.8%	17.7%
Calculated ROACE based on average capital employed (A1/B2)	20.1%	21.6%	17.9%
Calculated ROACE based on average capital employed and one-off effects (A2/B2)	22.2%	21.6%	19.9%

Normalised production cost in NOK per boe is used to evaluate the underlying development in the production cost. Our production costs internationally are mainly incurred in USD. In order to exclude currency effects and to reflect the change in the underlying production cost, the USDNOK exchange rate is held constant at 6.00 in the calculations of normalised production cost.

Normalised production cost per boe is reconciled in the table below to the most comparable GAAP measure, production cost per boe. (9)

Production cost per boe	Twelve months ended
	31 March 2008	31 March 2007	31 december 2007

Total production costs last 12 months (in NOK million)	28,747	18,936	27,776
Produced volumes last 12 months (million boe)	637	620	629
Average USDNOK exchange rate last 12 months	5.63	6.30	5.86

Production cost (USD/boe)	8.10	4.85	7.70

Calculated production cost (NOK/boe)	45.1	30.6	44.1

Normalisation of production cost per boe:
Production costs last 12 months International E&P (in USD million)	698	528	662
Normalised exchange rate (USDNOK)	6.00	6.00	6.00
Production costs last 12 months International E&P normalised at USDNOK 6.00	4,187	3,167	3,972
Production costs last 12 months E&P Norway (in NOK million)	24,827	15,610	23,919
Total production costs last 12 months in NOK million (normalised)	29,014	18,777	27,891

Production cost (NOK/boe) normalised at USDNOK 6.00 [8]	45.5	30.3	44.3

Production cost summary	Entitlement production		Equity production
	Twelve months ended		Twelve months ended
(in NOK per boe)	31 March 2008	31 March 2007	31 March 2008	31 March 2007

Calculated production cost	45.1	30.6	41.9	29.3

Calculated production cost, excluding restructuring cost	36.8	na	34.2	na

Calculated production cost, excluding restructuring and gas injection cost	34.1	27.5	31.6	26.4

The calculated net debt to capital employed ratio is viewed by the company as providing a more complete picture of the group's current debt situation than gross interest-bearing debt. The calculation uses balance sheet items related to total debt and adjusts for cash, cash equivalents and current financial investments. Further adjustments are made for different reasons:

- Since different legal entities in the group lend to projects and others borrow from banks, project financing through an external bank or similar institution will not be netted in the balance sheet and will over-report the debt stated in the balance sheet compared to the underlying exposure in the group. Similarly, certain net interest-bearing debt incurred from activities pursuant to the Marketing Instruction of the Norwegian State is off-set against receivables on the SDFI.

- Some interest-bearing elements are classified together with non-interest bearing elements, and are therefore included when calculating the net interest-bearing debt.

The net interest-bearing debt adjusted for these three items is included in the calculation of average capital employed, which is also used in the calculation of ROACE.

The table below reconciles net interest-bearing debt, capital employed and the net debt to capital employed ratio to the most directly comparable financial measure or measures calculated in accordance with IFRS.

Calculation of capital employed and net debt to capital employed ratio	For the period ended
(in NOK million)	31 March 2008	31 March 2007	31 December 2007

Total shareholders' equity	189,351	175,253	177,275
Minority interest	1,839	1,638	1,792

Total equity and minority interest (A)	191,190	176,891	179,067

Short-term debt	9,794	5,584	6,166
Long-term debt	38,184	47,438	44,373

Gross interest-bearing debt	47,978	53,022	50,539

Cash and cash equivalents	(32,931)	(16,675)	(18,264)
Current financial investments	(33,723)	(11,351)	(3,359)

Cash and cash equivalents and current financial investments	(66,654)	(28,026)	(21,623)

Net debt before adjustments (B1)	(18,676)	24,996	28,916

Other interest-bearing elements	560	-	-
Marketing instruction adjustment	(1,305)	-	(1,434)
Adjustment for project loan	(1,664)	(2,354)	(2,020)

Net interest-bearing debt (B2)	(21,085)	22,642	25,461

Normalisation for cash-build up before tax payment (50% of tax payment)	23,225	25,940	-

Net interest-bearing debt (B3)	2,140	48,582	25,461

Calculation of capital employed:
Capital employed before adjustments to net interest-bearing debt (A+B1)	172,514	201,887	207,983
Capital employed before normalisation for cash build-up for tax payment (A+B2)	170,105	199,533	204,528
Capital employed (A+B3)	193,330	225,473	204,528

Calculated net debt to capital employed:
Net debt to capital employed before adjustments (B1/(A+B1))	(10.8%)	12.4%	13.9%
Net debt to capital employed before normalisation for tax payment (B2/(A+B2)	(12.4%)	11.3%	12.4%
Net debt to capital employed (B3/(A+B3))	1.1%	21.5%	12.4%

End Notes

  After-tax return on average capital employed for the last 12 months is calculated as net income after-tax net financial items adjusted for accretion expenses, divided by the average of opening and closing balances of net interest-bearing debt, shareholders' equity and minority interest. See table under report section Return on average capital employed after tax for a reconciliation of the numerator. See table under report section Net debt to capital employed ratio for a reconciliation of capital employed. StatoilHydro's first quarter 2008 interim consolidated financial statements have been prepared in accordance with IFRS. Comparative financial statements for previous periods presented have also been prepared in accordance with IFRS.

  For a definition of non-GAAP financial measures and use of ROACE, see report section Use and reconciliation of non-GAAP measures.

  The group's average oil price is a volume-weighted average of the segment prices of oil and natural gas liquids (NGL), including a margin for oil sales, trading and supply.

  FCC margin is an in-house calculated refinery margin benchmark intended to represent a 'typical' upgraded refinery with an FCC (fluid catalytic cracking) unit located in the Rotterdam area based on Brent crude.

  A total of 13 mboe per day in the first quarter of 2008 represents our share of production in an associated company. These volumes have been included in the production figure, but excluded when computing the over/underlift position. The computed over/underlift position is therefore based on the difference between produced volumes excluding our share of production in an associated company and lifted volumes.

  Oil volumes include condensate and NGL, exclusive of royalty oil.

  Lifting of oil corresponds to sales of oil for E&P Norway and International E&P. Deviations from share of total lifted volumes from the field compared to the share in the field production are due to periodic over- or underliftings.

  The production cost is calculated by dividing operational costs related to the production of oil and natural gas by the total production of oil and natural gas. For a specification of normalising assumptions, see end note 9. For normalisation of production cost, see table under report section Normalised production cost.

  By normalisation it is assumed that production costs in E&P Norway are incurred in NOK. Only costs incurred in International E&P are normalised at a USDNOK exchange rate of 6.00. For purposes of measuring StatoilHydro's performance against the 2008 guidance for normalised production cost, a USDNOK exchange rate of 6.00 is used.

  Equity volumes represent produced volumes under a Production Sharing Agreement (PSA) contract that correspond to StatoilHydro's ownership percentage in a particular field. Entitlement volumes, on the other hand, represent the StatoilHydro share of the volumes distributed to the partners in the field, which are subject to deductions for, among other things, royalty and the host government's share of profit oil. Under the terms of a PSA, the amount of profit oil deducted from equity volumes will normally increase with the cumulative return on investment to the partners and/or production from the licence. As a consequence, the gap between entitlement and equity volumes will likely increase in times of high oil prices. The distinction between equity and entitlement is relevant to most PSA regimes, whereas it is not applicable in most concessionary regimes such as those in Norway, the UK, Canada and Brazil.

  Net interest-bearing debt is long-term interest-bearing debt and short-term interest-bearing debt reduced by cash, cash equivalents and short-term investments. In the first and third quarter, net interest-bearing debt is normalised by excluding 50% of the cash build-up related to tax payments due in the beginning of April and October each year.

FORWARD LOOKING STATEMENTS

This Operating and Financial Review contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "believe", "intend", "expect", "anticipate", "plan", "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements such as those regarding: plans for future development and operation of projects; reserve information; expected exploration and development activities; expected start-up dates for projects and expected production and capacity of projects; expected operatorships and expected dates of operatorship transitions; the completion of acquisitions; and the obtaining of regulatory and contractual approvals are forward-looking statements. These forward-looking statements reflect current views with respect to future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; political and economic policies of Norway and other oil-producing countries; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; the timing of bringing new fields on stream; material differences from reserves estimates; inability to find and develop reserves; adverse changes in tax regimes; development and use of new technology; geological or technical difficulties; the actions of competitors; the actions of field partners; the actions of governments; relevant governmental approvals; industrial actions by workers; prolonged adverse weather conditions; natural disasters and other changes to business conditions. Additional information, including information on factors which may affect StatoilHydro's business, is contained in StatoilHydro's 2007 Annual Report on Form 20-F filed with the US Securities and Exchange Commission, which can be found on StatoilHydro's web site at www.StatoilHydro.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this review, either to make them conform to actual results or changes in our expectations.

Financial Statements - IFRS

1st quarter 2008

CONSOLIDATED STATEMENTS OF INCOME
	For the three months		For the year ended
	ended 31 March		31 December
	2008	2007	2007
(in NOK million)	(unaudited)	(unaudited)

REVENUES AND OTHER INCOME
Revenues	157,696	118,981	521,665
Net income (loss) from equity accounted investments	(167)	290	609
Other income	1,647	88	523

Total revenues and other income	159,176	119,359	522,797

OPERATING EXPENSES
Cost of goods sold	(77,617)	(58,443)	(260,396)
Operating expenses	(13,381)	(13,106)	(60,318)
Selling, general and administrative expenses	(2,965)	(2,253)	(14,174)
Depreciation, amortisation and impairment losses	(9,547)	(9,134)	(39,372)
Exploration expenses	(4,226)	(1,963)	(11,333)

Total operating expenses	(107,736)	(84,899)	(385,593)

Net operating income	51,440	34,460	137,204

FINANCIAL ITEMS
Net foreign exchange gains (losses)	3,412	1,666	10,043
Interest income and other financial items	540	602	2,305
Interest and other finance expenses	(54)	(1,081)	(2,741)

Net financial items	3,898	1,187	9,607

Income before tax	55,338	35,647	146,811

Income tax	(39,298)	(25,715)	(102,170)

Net income	16,040	9,932	44,641

Attributable to:
Equity holders of the parent company	15,977	9,778	44,096
Minority interest	63	154	545
	16,040	9,932	44,641

Earnings per share for income attributable to equity holders of the company - basic and diluted	5.01	3.05	13.80

Dividend declared per ordinary share *	-	-	9.12

Weighted average number of ordinary shares outstanding	3,186,561,366	3,202,092,130	3,195,866,843

Dividends declared per ordinary share includes only dividend payments from former Statoil. In addition, under terms of the merger plan Hydro Petroleum was charged the dividend payment of NOK 6.1 billion paid by Norsk Hydro ASA to its shareholders in 2007.

See notes to the quarterly consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
	At 31 March		At 31December
	2008	2007	2007
(in NOK million)	(unaudited)	(unaudited)

ASSETS
Non-current assets
Property, plant and equipment	272,692	271,032	278,352
Intangible assets	41,458	36,367	44,850
Equity accounted investments	9,944	8,965	8,421
Deferred tax assets	928	820	793
Pension assets	1,969	829	1,622
Financial investments	14,009	14,608	15,266
Derivative financial instruments	943	409	609
Financial receivables	3,537	3,919	3,515

Total non-current assets	345,480	336,949	353,428

Current assets
Inventories	16,005	15,524	17,696
Trade and other receivables	74,545	61,117	69,378
Norsk Hydro ASA merger receivable	0	28,953	0
Derivative financial instruments	26,590	18,700	21,093
Financial investments	33,723	11,351	3,359
Cash and cash equivalents	32,931	16,675	18,264

Total current assets	183,794	152,320	129,790

TOTAL ASSETS	529,274	489,269	483,218

EQUITY AND LIABILITIES
Equity
Share capital	7,972	8,022	7,972
Treasury shares	(6)	(54)	(6)
Additional paid-in capital	41,336	44,686	41,370
Additional paid-in capital related to treasury shares	(368)	(3,600)	(359)
Retained earnings	157,116	131,919	140,909
Other reserves	(16,699)	(5,720)	(12,611)

StatoilHydro shareholders' equity	189,351	175,253	177,275

Minority interest	1,839	1,638	1,792

Total equity	191,190	176,891	179,067

Non-current liabilities
Financial liabilities	38,184	47,488	44,374
Deferred tax liabilities	71,938	70,588	67,477
Pension liabilities	19,066	11,131	19,092
Other provisions	44,183	42,307	43,845

Total non-current liabilities	173,371	171,514	174,788

Current liabilities
Trade and other payables	62,964	54,271	64,624
Income taxes payable	84,480	73,137	50,941
Financial liabilities	9,794	5,584	6,166
Derivative financial instruments	7,475	7,872	7,632

Total current liabilities	164,713	140,864	129,363

Total liabilities	338,084	312,378	304,151

TOTAL EQUITY AND LIABILITIES	529,274	489,269	483,218

See notes to the quarterly consolidated financial statements.

CONSOLIDATED STATEMENTS OF RECOGNISED INCOME AND EXPENSE
	For the three months ended 31 March		For the year ended 31 December
	2008	2007	2007
(in NOK million)	(unaudited)	(unaudited)

Foreign currency translation differences	(3,771)	(2,229)	(9,858)
Actuarial gains (losses) on employee retirement benefit plans	589	(50)	74
Change in fair value of available for sale financial assets	(425)	(14)	1,039
Change in fair value of available for sale financial assets transferred to the Consolidated Statements of Income	0	(113)	(113)
Income tax on income and expense recognised directly in equity	(251)	41	(175)

Income and expense recognised directly in equity	(3,858)	(2,365)	(9,033)
Net income for the period	16,040	9,932	44,641

Total recognised income and expense for the period	12,182	7,567	35,608

Attributable to:
Equity holders of the parent company	12,119	7,413	35,063
Minority interest	63	154	545
	12,182	7,567	35,608

CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the three months ended 31 March		For the year ended 31 December
	2008	2007	2007
(in NOK million)	(unaudited)	(unaudited)

OPERATING ACTIVITIES
Income before tax	55,338	35,647	146,811

Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation, amortisation and impairment	9,547	9,134	39,372
Exploration expenditures written off	2,195	355	1,660
(Gains) losses on foreign currency transactions and balances	1,099	(166)	(559)
(Gains) losses on sales of assets and other items	(1,307)	(375)	(188)
Termination benefits	0	0	8,633

Changes in working capital (other than cash and cash equivalents):
• (Increase) decrease in inventories	1,691	(268)	(2,434)
• (Increase) decrease in trade and other receivables	(2,310)	1,242	(6,493)
• (Increase) decrease in net current financial derivative instruments	(5,654)	3,946	1,307
• (Increase) decrease current financial investments	(30,364)	(10,319)	(2,327)
• Increase (decrease) in trade and other payables	(2,101)	(165)	10,447

Taxes paid	(2,160)	(965)	(102,422)
• (Increase) decrease in non-current items related to operating activities	900	921	119

Cash flows provided by operating activities	26,874	38,987	93,926

INVESTING ACTIVITIES
Additions to property, plant and equipment	(11,459)	(11,649)	(63,785)
Exploration expenditures capitalised	(1,860)	(1,080)	(4,569)
Changes in other intangibles	(936)	(5,652)	(7,186)
Change in long-term loans granted and other long-term items	92	(388)	(652)
Proceeds from sale of assets	2,978	64	1,080

Cash flows used in investing activities	(11,185)	(18,705)	(75,112)

FINANCING ACTIVITIES
New long-term borrowings	32	0	1,723
Repayment of long-term borrowings	(2,041)	(741)	(2,876)
Distribution to minority shareholders	(16)	(90)	(327)
Dividend paid *	0	0	(25,695)
Treasury shares purchased	(43)	(21)	(217)
Norsk Hydro ASA merger receivable	0	(10,266)	18,687
Net short-term borrowings, bank overdrafts and other **	1,091	42	797

Cash flows used in financing activities	(977)	(11,076)	(7,908)

Net increase (decrease) in cash and cash equivalents	14,712	9,206	10,906

Effect of exchange rate changes on cash and cash equivalents	(45)	(49)	(160)
Cash and cash equivalents at the beginning of the period	18,264	7,518	7,518

Cash and cash equivalents at the end of the period	32,931	16,675	18,264

* Dividend paid in 2007 includes NOK 6.1 billion charged to Hydro Petroleum from Norsk Hydro ASA under the terms of the merger plan.
** StatoilHydro paid the Norwegian State NOK 2.4 billion in 2007 in connection with redemption of shares held by the state .

See notes to the quarterly consolidated financial statements.

1. ORGANISATION AND PRESENTATION

General information
StatoilHydro ASA, formerly Den Norske Stats Oljeselskap AS, was founded in 1972 and is incorporated and domiciled in Norway. The address of its registered office is Forusbeen 50, N-4035 Stavanger, Norway. StatoilHydro's business consists principally of the exploration, production, transportation, refining and marketing of petroleum and petroleum-derived products.

The shareholders of Statoil ASA and Norsk Hydro ASA (Hydro) approved at extraordinary General Meetings on 5 July 2007 a merger between Statoil ASA and the oil and gas activities of Norsk Hydro ASA (Hydro Petroleum). The merger was effective 1 October 2007 and Statoil ASA's name changed to StatoilHydro ASA as of that date.

StatoilHydro ASA is listed on the Oslo Stock Exchange (Norway) and the New York Stock Exchange (USA).

Basis of presentation
These interim financial statements are presented in accordance with International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board and as adopted by the European Union. A detailed description of the accounting policies used is included in the StatoilHydro annual financial statements for 2007. There have been no changes in accounting policies compared to the annual financial statements.

Given that both Statoil ASA and Norsk Hydro ASA were under the control of the Norwegian State, the merger between former Statoil ASA and Hydro Petroleum, resulting in StatoilHydro ASA, was accounted for as a business combination between entities under common control. Management concluded that for a merger of entities under common control, the most meaningful portrayal for accounting purposes is to combine StatoilHydro and Hydro Petroleum using the carrying amounts of assets and liabilities and restating the financial statements for all periods presented as if the companies had always been combined. Consistent with this accounting treatment, the financial statements of Hydro Petroleum have been adjusted to conform to the accounting policies of former Statoil ASA.

The interim financial statements do not include all of the information and footnotes required by IFRS for complete financial statements. These interim financial statements should be read in conjunction with the annual report.

The financial statements reflect all adjustments that, in the opinion of management, are necessary to provide a fair presentation of the financial position, results of operations and cash flows for the dates and periods covered. All such adjustments are of a normal and recurring nature. Interim period results are not necessarily indicative of results of operations or cash flows for an annual period. The interim financial statements are unaudited.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the result of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Change in accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. Judgments made by management in the application of IFRS that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in the accounting policies footnote in the annual report.

Commercial factors affecting the financial statements
The Group is exposed to a number of underlying economic factors, such as crude oil prices, natural gas prices, refining margins, foreign exchange rates, as well as financial instruments with fair values derived from changes in these factors, which affect the overall results for each period. In addition, the results of the Group are influenced, in each period, by the level of production which in the short term may be influenced by for instance maintenance. In the long term, the results are impacted by the success of exploration and field development activities.

2. EQUITY

						Other reserves
(in NOK million)	Share capital	Trea- sury shares	Addi- tional paid-in capital	Addi- tional paid-in capital related to trea- sury shares	Re- tained earn- ings	Avail- able for sale finan- cial assets	Curr- ency trans- lation adjust- ments	Statoil- Hydro share- holders' equity	Min- ority inte- rest	Total

At 1 January 2007	8,022	(54)	44,684	(3,605)	122,153	450	(3,817)	167,833	1,574	169,407
Net income for the period					9,778			9,778	154	9,932
Income and expense recognised directly in equity					(12)	(124)	(2,229)	(2,365)		(2,365)
Total recognised income and expense for the period*										7,567
Cash distributions (to) from minority shareholders									(90)	(90)
Equity settled share based payments
(net of allocated shares)			2					2		2
Treasury shares purchased (net of allocated shares)				5				5		5
At 31 March 2007	8,022	(54)	44,686	(3,600)	131,919	326	(6,046)	175,253	1,638	176,891

						Other reserves
(in NOK million)	Share capital	Trea- sury shares	Addi- tional paid-in capital	Addi- tional paid-in capital related to trea- sury shares	Re- tained earn- ings	Avail- able for sale finan- cial assets	Curr- ency trans- lation adjust- ments	Statoil- Hydro share- holders' equity	Min- ority inte- rest	Total

At 1 January 2008	7,972	(6)	41,370	(359)	140,909	1,064	(13,675)	177,275	1,792	179,067
Net income for the period					15,977			15,977	63	16,040
Income and expense recognised directly in equity					230	(317)	(3,771)	(3,858)		(3,858)
Total recognised income and expense for the period*										12,182
Cash distributions (to) from minority shareholders									(16)	(16)
Equity settled share based payments
(net of allocated shares)			(34)					(34)		(34)
Treasury shares purchased (net of allocated shares)				(9)				(9)		(9)
At 31 March 2008	7,972	(6)	41,336	(368)	157,116	747	(17,446)	189,351	1,839	191,190

*For detailed information, see Consolidated statements of recognised income and expense.

As at 31 March 2008 StatoilHydro's share capital of NOK 7,971,617,757.50 comprises 3,188,647,103 shares at a nominal value of NOK 2.50.

As of 31 March 2008 StatoilHydro had 2,244,586 treasury shares.

3. SEGMENTS

StatoilHydro manages its operations in four business segments; Exploration and Production Norway, International Exploration and Production, Natural Gas and Manufacturing and Marketing. The Exploration and Production Norway and International Exploration and Production segments explore for, develop and produce crude oil and natural gas, and extract natural gas liquids. The Natural Gas segment transports and markets natural gas and natural gas products. Manufacturing and Marketing is responsible for petroleum refining operations and the marketing and sale of crude oil and refined petroleum products except for natural gas and natural gas products.

The "Other" section consists of the activities of Corporate services, Corporate centre, Group Finance, Technology & New energy and Projects. The "Eliminations" section encompasses elimination of inter-segment sales and related unrealised profits mainly from the sale of crude oil and products. Inter-segment revenues are at estimated market prices.

Operating segments align with internal management reporting, and are determined based on differences in the nature of their operations, products and services. The measure of segment profit is Net operating income.

Borrowings are managed at a corporate level and financial items are not allocated to the segments.

(in NOK million)	Exploration and Production Norway	International Exploration and Production	Natural Gas	Manufacturing and Marketing	Other	Eliminations	Total

Three months ended
31 March 2008
Revenues third party (including Other income)	1,243	4,006	26,167	126,010	1,917	0	159,343
Revenues inter-segment	53,160	8,560	861	283	449	(63,313)	0
Net income (loss) from equity accounted investments	8	97	(306)	65	(31)	0	(167)

Total revenues and other income	54,411	12,663	26,722	126,358	2,335	(63,313)	159,176

Net operating income	42,238	4,251	1,936	959	782	1,274	51,440

Three months ended
31 March 2007
Revenues third party (including Other income)	298	3,129	17,716	97,648	434	(156)	119,069
Revenues inter-segment	42,630	5,932	236	81	343	(49,222)	0
Net income (loss) from equity accounted investments	10	151	79	82	(32)	0	290

Total revenues and other income	42,938	9,212	18,031	97,811	745	(49,378)	119,359

Net operating income	31,021	3,112	695	1,378	(545)	(1,201)	34,460

The increase in the Other segment's net operating income in the first quarter 2008 is mainly due to the sale of a subsidiary. This resulted in a gain after tax of NOK 0.9 billion. The amount was registered as Other Income.

With effect from 1 January 2008, the internal price for natural gas sold between the segments Exploration and Production Norway and Natural Gas has been updated to better reflect changes in the markets for competing energies.

In the International Exploration and Production segment, the Group recognised an impairment loss of NOK 2.1 billion related to acquired unproved properties in Gulf of Mexico in first quarter 2008 as a result of updated reservoir information. A discounted cash flow model was used to determine the fair value less costs to sell. The discount rate and long-term oil price assumptions used in the model were based on estimates of what other market participants would use, while the estimated reserves were generated internally.

4. INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

(in NOK million)	Property, plant and equipment	Intangible assets
Balance at 31 December 2007	278,352	44,850
Additions	12,141	2,796
Transfer	719	(719)
Disposals	(5,744)	0
Expensed exploration expenditures previously capitalised and write off of undeveloped properties	0	(2,195)
Depreciation, amortisation and impairment losses	(9,514)	(33)
Effect of foreign currency translation adjustments	(3,262)	(3,240)
Balance at 31 March 2008	272,692	41,458

5. PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

A group of Norwegian pensioners has brought legal proceedings against StatoilHydro ASA over certain changes made to the pension fund articles of association in 2002, relating to the basis for adjustment of pension payments after that date. Stavanger District Court ruled in favour of StatoilHydro in the first quarter of 2007. The Gulating Court of Appeal ruled in favour of the pensioners in the fourth quarter of 2007. The verdict was appealed to the Supreme Court by StatoilHydro before year end 2007, and has subsequently been allowed for Supreme Court hearings. As of 31 March 2008, the impact on the Consolidated Statement of Income of an ultimately adverse verdict for StatoilHydro has been estimated at approximately NOK 3 billion before tax. In addition, estimated future pension obligations affected by the verdict would be impacted as benefits become vested.

StatoilHydro ASA issued a declaration to the Norwegian Ministry of Petroleum and Energy (MPE) in 1999 in connection with a dispute between four Åsgard partners and StatoilHydro related to the construction of new facilities for the Åsgard development at the Kårstø Terminal. The declaration confirmed that the MPE will receive similar treatment as the four Åsgard partners with respect to the disputed issues. On the basis of the declaration, the MPE on 29 April 2008 issued a writ involving a multi-component compensation claim, the aggregate principal exposure of which for StatoilHydro approximates between NOK 4 to 7 billion after tax. StatoilHydro rejects the MPE claim.

The price reviews of two long-term natural gas contracts are currently in arbitration. Contractual price for a total volume of 6.3 billion cubic meters of gas delivered as of 31 March 2008 and for future deliveries under these contracts may be affected by the arbitration verdicts, the final outcome of which cannot be determined at this time.

StatoilHydro ASA has decided to offer early retirement packages to employees above the age of 58 years (contingent upon certain conditions). The offer is divided into two phases; employees working onshore (first phase) and employees working offshore and on onshore plants and terminals (second phase). StatoilHydro has announced that a proportional part of these costs will be charged to the partners in StatoilHydro operated licences, and has after the end of first quarter 2008 taken initial steps to commence arbitration procedures as regards the first phase receivable from partners. This unrecorded contingent asset related to the first phase totals approximately NOK 2 billion, whereas the second phase related contingent receivable cannot yet be estimated with sufficient reliability.

StatoilHydro was informed on 26 September 2007 of possible consultancy agreements and transactions associated with Hydro's petroleum activities in Libya, which were transferred to StatoilHydro as of 1 October 2007 as part of the merger with Hydro's petroleum business, and which could be in conflict with applicable Norwegian and US anti-corruption legislation. Following a preliminary assessment by StatoilHydro, an external review of the relevant aspects was initiated and is ongoing.

During the normal course of its business StatoilHydro is involved in legal proceedings, and several other unresolved claims are currently outstanding. The ultimate liability or asset, respectively, in respect of such litigation and claims cannot be determined at this time. StatoilHydro has provided in its accounts for probable liabilities related to litigation and claims based on the Company's best judgement. StatoilHydro does not expect that the financial position, results of operations or cash flows will be materially affected by the resolution of these legal proceedings.

6. BUSINESS DEVELOPMENTS

In 2007 the Decree-Law 5.200 for Migration mandated the transformation of Sincor and other oil projects into incorporated joint ventures with minimum majority participation by the Venezuelan state of 60%. As a result, our participation in Sincor has been reduced from 15% to 9.677% with effect from the first quarter of 2008. The agreed terms and conditions also included compensation for dilution of participating interest. An accounting gain from the reduction of the participation interest has been recognised in the Consolidated Statements of Income in the first quarter of 2008 in Other income with NOK 0.8 billion net of tax. The remaining interest in Sincor is reflected in the Consolidated Financial Statements under the equity method.

GROUP BALANCE SHEET

	At 31 March, 2008	At 31 March, 2007	Change	At 31 March, 2008
(In millions)	NOK	NOK	%	USD*
Total non-current assets	345.480	336.949	2.53	67.972
Total current assets	183.794	152.320	20.66	36.161
Total assets	529.274	489.269	8.18	104.132
Total equity	(191.190)	(176.891)	8.08	(37.616)
Total non-current liabilities	(173.371)	(171.514)	1.08	(34.110)
Total current liabilities	(164.713)	(140.864)	16.93	(32.407)
Total equity and liabilities	(529.274)	(489.269)	8.18	(104.132)

* Translated into US dollar at the rate of NOK 5.0827 to USD 1, the Federal Reserve noon buying rate in the City of New York on 31 March 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOILHYDRO ASA (Registrant)
May 13, 2008	By:	/s/ Eldar Sætre Eldar Sætre Chief Financial Officer